Pampa Energía S.A. (‘Pampa’ or the ‘Company’), the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the quarter ended on March 31, 2018.

Buenos Aires, May 11, 2018

Stock Information

Main Results for the First Quarter 2018 (‘Q1 18’)[1]

 In order to objectively report the financial performance of each business segment, as from 2018 and for the comparative periods the corporate expenses (selling and administrative expenses, as well as the financial results), which used to be reported under holding and others, will be redistributed among the operating segments.

Consolidated net revenues of AR$19,401 million[2], 74% higher than the AR$11,140 million for the first quarter 2017 (‘Q1 17’), explained by increases of 109% in power generation, 105% in electricity distribution, 31% in oil and gas, 5% in petrochemicals and 102% in holding and others segment, partially offset by 37% of higher eliminations as a result of intersegment sales %.

ð Power Generation of 4,289 GWh from 11 power plants

ð Electricity sales of 5,550 GWh to 3 million end-users

ð Production of 45.9 thousand barrels per day of hydrocarbons

ð Sales of 87 thousand tons of petrochemical products

Consolidated adjusted EBITDA[3] for continuing operations of AR$7,704 million, compared to AR$3,071 million for Q1 17, mainly due to increases of AR$1,303 million in power generation, AR$2,149 million in electricity distribution, AR$474 million in oil and gas, AR$55 million in refining and distribution, AR$35 million in petrochemicals and AR$637 million in holding and others segment, partially offset by higher intersegment eliminations of AR$21 million.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Share capital in diluted basis, net
of repurchases:
2,063.6 million ordinary shares /
82.5 million ADSs

Market Capitalization: AR$105 billion /
US$4.4 billion

For further information, contact:

Gustavo Mariani
Executive Vice-president

Ricardo Torres
Executive Vice-president

Mariano Batistella
Executive Director of Planning,
Strategy & Affiliates

Lida Wang
Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

www.pampaenergia.com/ir

1 The financial information presented in this document for the quarters Q1 18 and Q1 17 are based on financial statements (‘FS’) prepared according to the International Financial Reporting Standards (‘IFRS’) in force in Argentina, and consequently, the FS discriminates the continuing operations from the assets agreed for sale, which are reported as discontinued operations.

2 Under the IFRS, Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s FS, its equity income being shown as ‘Results for participation in associates/joint businesses’. For more information, see section 3 of this Earnings Release.

3 Consolidated adjusted EBITDA represents the results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring and non-cash income and expense, equity income and includes adjustments from the IFRS implementation and affiliates’ EBITDA at ownership. For more information, see section 3 of this Earnings Release.

Pampa Energía ● Q1 18 Earning Release ● 1

Consolidated profit attributable to the owners of the Company of AR$3,013 million, higher than the AR$1,901 million gain in Q1 17, explained by increases of AR$510 million in electricity distribution, AR$609 million in oil and gas, AR$131 million in refining and distribution, and AR$870 million in holding and others, partially offset by lower gains of AR$757 million in power generation, and higher losses of AR$99 million in petrochemicals and AR$152 million in intersegment eliminations.

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Table of Contents

Main Results for the Q1 18			1
1.	Relevant Events		4
	1.1	Sale Closing of Strategic Divestments	4
	1.2	Power Capacity Increase at Loma de la Lata Power Plant (‘CTLL’)	5
	1.3	Relevant Events from Oil and Gas Segment	5
	1.4	Relevant Events from Transportadora de Gas del Sur (‘TGS’)	6
	1.5	Extension of the Transportation System Granted in Concession to Oleoductos del Valle (‘OldelVal’)	7
	1.6	Repurchase of Own Shares	7
	1.7	Debt Transactions	8
	1.8	Corporate Reorganization Status	8
	1.9	Designation of Members in Pampa’s Board of Directors and Audit Committee	9
2.	Financial Highlights		10
	2.1	Consolidated Balance Sheet	10
	2.2	Consolidated Income Statement	11
	2.3	Cash and Financial Borrowings	12
3.	Analysis of the First Quarter 2018		13
	3.1	Analysis of the Power Generation Segment	14
	3.2	Analysis of the Electricity Distribution Segment	16
	3.3	Analysis of the Oil and Gas Segment	18
	3.4	Analysis of the Refining and Distribution Segment	20
	3.5	Analysis of the Petrochemicals Segment	22
	3.6	Analysis of the Holding and Others Segment	23
	3.7	Analysis of the Quarter, by Subsidiary	25
4.	Information about the Conference Call		26

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1.        Relevant Events

1.1       Sale Closing of Strategic Divestments

The assets divestments in the oil exploration and production, and refining and marketing segments are of strategic importance for the Company, allowing to focus its investments and human resources on its core businesses: the expansion of the power generation installed capacity; the exploration and production of natural gas, placing a special focus on the development and exploitation of unconventional gas reserves, as well as continued investments on the development of the utility concessions.

Sale of Certain Assets in the Oil Exploration and Production Segment

Upon the meeting of all conditions precedent regarding the sale to Vista Oil & Gas S.A.B. de C.V. and/or its subsidiaries (‘Vista’) of Pampa’s direct ownership of 58.88% at Petrolera Entre Lomas S.A. (‘PELSA’), 3.85% at Entre Lomas, Bajada del Palo and Agua Amarga blocks, and 100% at Medanito S.E. and Jagüel de los Machos blocks (the ‘Transaction’), on April 4, 2018 the transaction was closed.

The transaction price, after applying the agreed adjustments, reached an approximate amount of US$399 million, which was entirely settled by Vista upon the closing of the transaction.

Sale of Assets in the Refining and Marketing Segment

On May 9, 2018, upon the meeting of all applicable conditions precedent the transaction was subject to, the Company closed the sale to Trafigura Ventures B.V y Trafigura Argentina S.A. (hereinafter, ‘Trafigura’) of the following assets from its refining and marketing segment: (i) the Ricardo Eliçabe refinery, located in the City of Bahía Blanca, Province of Buenos Aires; (ii) the lubricants plant located in the district of Avellaneda, Province of Buenos Aires; (iii) the Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and (iv) the gas stations’ network operated under ‘Petrobras’ branding. It should be noted that the assets mentioned in bullets (ii) and (iv) above will be transferred in line with the gradual rebranding of the gas stations to the ‘Puma Energy’ brand, a process which is expected to be concluded in 2019.

It is worth highlighting that, due to its strategic and operative utility, the Dock Sud storage facility is excluded from the sale, as well as the Company’s 28.5% stake in Refinería del Norte S.A. (‘Refinor’).

After applying the adjustments stipulated in the assets purchase and sale agreement, the transaction price amounted to US$124.5 million. Moreover, following the closing of the transaction the purchaser will cancel the US$56 million debt owed to Pampa for the purchase of crude oil. The price was paid by Trafigura to Pampa upon the closing of the transaction, with the exception of US$9 million previously paid as down payment upon the execution of the agreement, and US$13.5 million which have been deposited in an escrow account and will be released in line with the transfer of the network’s gas stations.

This transaction adds to the sale of three plots where Pampa-owned gas stations operated, which was executed in 2017 for a total amount of US$41 million. Furthermore, this sale to Trafigura includes the transfer of all the Company’s contracts, permits and licenses key for the ordinary conduction of the business, together with the transfer of 1,034 employees related to the assets subject-matter of the sale, of which 67 employees work on the Company’s corporate segment. In addition, the Company avoids disbursing capital to carry out the gas stations rebranding process and the construction and startup of a hydro- treatment unit, which is required by regulations for fuel quality compliance.

Pampa Energía ● Q1 18 Earning Release ● 4

1.2       Power Capacity Increase at CTLL

In August 2011, after deferring the commissioning of CTLL’s closing to combined cycle originally stipulated for 2011, the work’s contractor informed that Siemens, the equipment’s provider, had detected some design flaws in other steam turbines using the same technology and, therefore, removed the last blade wheel of the steam turbine installed in CTLL. Hence, the commissioning was declared for an installed capacity lower than that originally committed (165 MW instead of 178 MW).

This blade wheel was replaced in October 2017 during the turbine’s scheduled major overhaul and, after the conduction of commercial tests, on January 19, 2018, the Wholesale Electricity Market Clearing Company (‘CAMMESA’) declared the commercial commissioning of the LDLATV01 steam turbine for a 180 MW installed capacity, which represents a 15 MW increase. Therefore, CTLL’s total installed capacity amounts to 765 MW.

The remuneration for this capacity increase is framed within the Power Purchase Agreement (‘PPA’) executed with CAMMESA pursuant to Res. No. 220/07 of the former Secretariat of Energy (‘SE’).

1.3       Relevant Events from Oil and Gas Segment

Extension of the Exploration License in Parva Negra Este Block

In April 2018, the exploration license for the Parva Negra Este block, located in the Province of Neuquén, granted in concession to Gas y Petróleo de Neuquén S.A.P.E.M. (‘GyP’) and operated by Pampa for a 4-year term as from April 2014, expired. As the original agreement stipulated the possibility to extend the concession for a term of one year, GyP requested such extension timely and in due form.

Pampa has a 42.5% interest in the Parva Negra Este block. As of the issuance of this Report, the Company is awaiting approval by the provincial authorities.

Cancellation of Compensations Pending Settlement Under the Gas Plan

On April 3, 2018, Res. No. 97/18 of the Ministry of Energy and Mining (‘MEyM’) was published in the Public Gazette (‘BO’). This Res. approves the procedure for the cancellation in 30 equal consecutive installments, payable as from January 1, 2019, of the amounts owed under the following programs: (i) the Natural Gas Surplus Injection Promotion Program (SE Res. No. 1/13 – ‘Gas Plan I’); (ii) the Natural Gas Injection Promotion Program for Companies with Reduced Injection (SE Res. No. 60/13 – ‘Gas Plan II’); and (iii) the New Natural Gas Projects Promotion Program (MEyM Res. No. 74/16 – ‘Gas Plan III’) (the ‘Programs’).

It is worth highlighting that in this Res. the MEyM published an estimate of compensations owed as of March 23, 2018, of which US$148 million correspond to Pampa (excluding PELSA’s accruals). The balance pending collection as of December 31, 2017 and enforceable as of the issuance of this Report amounts to AR$2,364 million.

On May 2, 2018, Pampa submitted to the MEyM a sign-up form expressing its consent and acceptance to the terms and scope of such resolution.

Settlement Agreement between the Republic of Ecuador and a Subsidiary of Pampa

With regard to the conflict that EcuadorTLC (a subsidiary company established in the Republic of Ecuador in which Pampa holds a 100% ownership directly and indirectly) and other members of the Bloque 18 Consortium (the ‘Plaintiff Parties’) against the Republic of Ecuador, the resolution of which was submitted to international arbitration under the UNCITRAL’s rules (Case CPA No. 2014-32: 1. EcuadorTLC

Pampa Energía ● Q1 18 Earning Release ● 5

S.A. et al. c. 1. The Republic of Ecuador 2. EP Petroecuador) (the ‘Arbitration’), on January 16, 2018 the arbitration court issued the final award establishing a US$176 million settlement value corresponding to EcuadorTLC based on its 30% interest in the Bloque 18 Consortium.

Furthermore, regarding the Arbitration, on March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement under which the Plaintiff Parties will not pursue the collection of the Arbitration’s final award, in exchange for a compensation for general damages, that in the case of EcuadorTLC consists of (i) release from fiscal and labor claims currently in trial stage, amounting for more than US$132 million, and (ii) an additional compensation of US$54 million to be collected before the end of first semester of the year (including the recovery of granted guarantees). As of the issuance of this Report, US$34 million have already been collected. Moreover, during Q1 18, a net reporting profit of US$807 million was generated.

Finally, the Republic of Ecuador has acknowledged and declared that the agreement is fully valid and binding; that any default in payment will entitle the Plaintiff Partners to request the full enforcement of the Arbitration’s award, and that there are no obligations pending performance by the Plaintiff Partners regarding the operation and exploitation of Bloque 18.

1.4       Relevant Events from TGS

Vaca Muerta Midstream Project

On April 4, 2018, Provincial Executive Order No. 379/18 was published in the BO of the Province of Neuquén approving and providing for the entry into effect of the memorandum of understanding executed on April 3, 2018 by TGS, the Subsecretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén, and GyP granting TGS a concession for the construction and operation of a gas collector pipeline crossing different fields in the Vaca Muerta formation. Additionally, TGS will construct and operate a gas conditioning plant (the ‘Vaca Muerta Project’). Hence, TGS entered into natural gas transportation and conditioning agreements with certain producers.

The collector pipeline, which will connect the Rincón La Ceniza field with the main gas pipeline system, will have a transportation capacity of 37 million m3/day, extendable to 56 million m3 per day, a 92 km extension, a diameter of 36 inches, and a pressure of 97 kg/cm2. The conditioning plant, which will adapt the quality of natural gas before its entry into the main gas pipeline system, will have an initial capacity of 5 million m3 per day, extendable in modules up to 56 million m3 per day.

The first stage of the Vaca Muerta Project will require a US$250 million investment, and will be executed in the remainder of the year 2018 and part of the year 2019.

Ratification of the Integral Renegotiation Agreement and Tariff Increase

On March 28, 2018, National Executive Order No. 250/18 was published in the BO, whereby the National Government ratifies the Integral Renegotiation Agreement for the license executed with TGS on March 30, 2017, thus concluding the Integral Tariff Review (‘RTI’) process initiated in April 2016.

Therefore, and pursuant to the provisions of MEyM Res. No. 74E/17, the National Gas Regulatory Agency (‘ENARGAS’) passed Res. No. 310/18 approving, effective as from April 1, 2018, the last installment of the tariff increase provided for by Res. No. 4,362/17, which represents a 50% increase in tariff schemes applicable to TGS’ natural gas transportation utility and the Charge for Access and Use, which involved a 7% increase for end users.

Moreover, as a result of the ratification of the Integral Renegotiation Agreement, TGS and its current and previous shareholders will waive by June 26, 2018 all administrative and/or judicial claims brought against the National Government, including the arbitration proceeding initiated before the ICSID. As of the date hereof and as agreed with the National Government, the arbitration proceeding has been suspended until July 15, 2018.

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Update on Liquefied Petroleum Gas (‘LPG’) Gas Bottles’ Price and Network Propane Agreement

On March 28, 2018, Provision No. 5/18 of the Subsecretariat of Hydrocarbon Resources (‘SRH’) was published in the BO. This provision updates maximum reference prices set forth by SE Res. No. 70/15 for LPG sold under the Household Plan and the Network Propane Agreement, setting a price of AR$5,416/ton for butane and AR$5,502/ton for propane, effective as from April 1, 2018.

1.5    Extension of the Transportation System Granted in Concession to OldelVal

On March 20, 2018 MEyM Res. No. 74/18 was published in the BO, which extends the transportation system granted in concession to OldelVal by approximately 130 km for the Medanito – Puesto Hernández oil pipeline, which runs from the Province of Río Negro to the Province of Neuquén, supplying the highest amount of oil at its Puesto Hernández head.

It is worth highlighting that this extension aims to guarantee supply to the Luján de Cuyo refinery located in the north of the Province of Mendoza, which production satisfies, to a large extent, the fuel demand by the central area of the country through a modification of its interconnection with the Puesto Hernández – Luján de Cuyo oil pipeline operated by its concessionaire, YPF S.A.

As of the issuance of this Report, 52 km out of the 130 km are already operative, the total transportation system granted in concession to OldelVal reaching a total 1,808 km.

1.6       Repurchase of Own Shares

Pampa, TGS and Edenor’s Share Repurchase Program

In view of the divergence between the assets’ implicit valuations and their market quotation, which fails to reflect either the value or the economic reality these assets currently or potentially have, this being detrimental to the interests of the Company’s shareholders, and taking into consideration the Company’s strong cash position and fund availability, on April 27, 9 and 11, 2018, the Boards of Directors of Pampa, TGS and Edenor, respectively, approved the repurchase of own shares pursuant to the following terms and conditions:

	Pampa	TGS	Edenor
Maximum amount for repurchase	US$200 million	AR$1.7 billion	US$40 million
Maximum quantity	10% of share capital	10% of share capital	10% of share capital
Maximum price	AR$50/ordinary share or US$60/ADR	AR$95/ordinary share or US$20/ADR	AR$60/ordinary share or US$55/ADR
Period in force	120 days since April 30, 2018	120 days since May 10, 2018	120 days since May 11, 2018
Repurchases under the program to date	762,000 ADRs @ US$53.33/ADR	-	-

Directors, statutory auditors and senior managers will be informed that, during the period in force of the programs, they may not sell shares of these companies held or directly or indirectly managed by them during the applicable term.

Pampa’s Compensation Plan

As regards the stock-based compensation plan for key staff of the Company, approved on February 10, 2017 by Pampa’s Board of Directors, during the month of March 2018 524,750 common shares and 99,010 ADRs were repurchased at open market transactions at an average price of AR$49.87

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per common share and US$61.69 per ADR. The Company currently has 5.4 million portfolio shares, which represent 0.26% of the fully diluted capital stock and are available to fund such compensation plan.

In this sense, during 2018 116,743 common shares were granted to staff under the compensation plan for the 2016-2017 fiscal years.

1.7       Debt Transactions

Issuance of TGS’s Corporate Bonds (‘CBs’)

On March 27, 2018, TGS’s Board of Directors approved the issuance of CBs for up to US$500 million (or its equivalent value in other currencies), in one or more series, under the short and medium-term Global Program for the Issuance of CBs (non-convertible into shares) for up to US$700 million (or its equivalent value in other currencies).

On April 26, 2018 Series 2 dollar-denominated, at discount, fixed-rate CBs was successfully issued for a face value of US$500 million, after receiving offers for more than 6 times the face value of the issuance, at an annual 6.75% fixed interest rate, yielding 6.8% and maturing 7 years as from the date of issuance. The banks leading the transaction were HSBC, Itaú BBA, J.P. Morgan and Santander and, as local underwriters, HSBC Bank Argentina S.A., Banco Itaú Argentina S.A. and Banco Santander Río S.A.

The CBs proceeds will be destined to investments by TGS and have already been used and committed to the repurchase and redemption of Series 1 CBs at a 9.625% rate with an outstanding face value of US$192 million and maturing in 2020. In this sense, on April 27, 2018, TGS announced the results of the presentation and settlement of the cash purchase offer for its Series 1 CBs for a face value of US$80 million, which was financed through the simultaneous issuance of the CBs on May 2, 2018. Additionally, on May 2, 2018 TGS notified that on June 1, 2018, the US$74 million balance will be redeemed at a price equivalent to 104.813% of the outstanding face value plus accrued interest, if applicable. Finally, the remaining capital, in the amount of US$37 million, will be amortized on May 14, 2018.

CBs Ratings Upgrade for Subsidiaries of Pampa

In February 2018, credit rating agency Standard & Poor’s Global Ratings (‘S&P’) upgraded the ratings of Transener’s CBs. Global ratings were upgraded from ‘B’ to ‘B+’ and local ratings from ‘raA+’ to ‘raAA’, in both cases with a stable outlook, based on the general business improvement resulting from the implementation of the RTI and the enhanced credit metrics following the strengthening of the institutional setting, which allows for an improvement in short- and middle-term fund generation predictability.

Furthermore, by mid-April 2018, credit ratings agency S&P upgraded the ratings of Edenor’s CBs. Global ratings were upgraded from ‘B-’ to ‘B’, whereas local ratings were upgraded from ‘raBBB’ with a stable outlook to ‘raAA-’ with a developing outlook, mainly on account of the favorable regulatory environment resulting from the implementation of the RTI and the possibility to settle regulatory assets and liabilities without significantly affecting the main credit metrics and liquidity levels.

For TGS, in the process for the redemption of Series 1 CBs and the issuance of Series 2 CBs, in April 2018 S&P and Moody’s rating agencies assigned ‘B+’ and ‘B1’ global ratings, and ‘raAA’ local ratings with a stable outlook and ‘Aa2.ar’ with a stable outlook, respectively.

1.8       Corporate Reorganization Status

2016 Reorganization

As regards the status of the merger between the Company and Petrobras Argentina S.A. (‘Petrobras Argentina’), Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., on

Pampa Energía ● Q1 18 Earning Release ● 8

April 19, 2018 Argentine Federal Criminal and Correctional Court No. 11, Clerk’s Office No. 22 (the ‘Court’) notified the Company that it must ‘place in custody of this Court and as a precautionary measure the amount of US$20 million or its equivalent in securities, guarantees or any other registrable asset as a prior condition to void the order issued by this Court to the Argentine Securities Commission (the ‘CNV’) on August 25, 2017’, order in which instructed the CNV to refrain from taking any measures or final resolution regarding the merger.

Consequently, on April 20, 2018 Pampa complied with the Court’s requirements by placing a surety bond hence, on April 25, 2018 the Court notified the CNV the voiding of the measure. On April 26, 2018 the CNV notified that their Board approved the merger, therefore on May 2, 2018 the Argentine Public Registry registered the merger and stipulated the liquidation of the collapsed companies under its control. As of the date hereof, the Company is awaiting the issuance and exchange of Pampa’s shares in favor of Petrobras Argentina's shareholders.

2017 Reorganization

On April 27, 2018, the General Extraordinary Shareholders’ Meetings of the applicable companies involved in the new merger process timely announced on August 23, September 22 and December 21, 2017, resolved to approve the merger between Pampa —as absorbing company— and Bodega Loma la Lata S.A., Central Térmica Güemes S.A. (Güemes power plant, ‘CTG’), CTLL, Eg3 Red S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., Inversora Piedra Buena S.A., Pampa Participaciones II S.A. and Petrolera Pampa S.A. (‘PEPASA’) —as absorbed companies— pursuant to the terms of the Pre-Merger Commitment executed on December 21, 2017.

As of the date hereof, the Company is carrying out the applicable measures to proceed with the merger registration before the Argentine Public Registry.

1.9       Designation of Members in Pampa’s Board of Directors and Audit Committee

On April 27, 2018, Pampa’s Ordinary and Extraordinary Shareholders’ Meeting approved the renewal of terms of office for non-independent regular directors Marcelo Mindlin and Damián Mindlin and the appointment of Diego Salaverri as non-independent regular director, as well as the appointment of Brian Henderson, Carolina Sigwald and Mauricio Penta as non-independent alternate directors and Enrique Luján Benítez as independent alternate director. Moreover, Enrique Luján Benítez was appointed as alternate member of the Audit Committee to replace Diana Mondino, who took office as a permanent member.

Pampa Energía ● Q1 18 Earning Release ● 9

2.        Financial Highlights

2.1       Consolidated Balance Sheet (AR$ Million)

	As of 3.31.18	As of 12.31.17		As of 3.31.18	As of 12.31.17
ASSETS			EQUITY

Participation in joint businesses and associates	6,313	5,754	Share capital	2,078	2,080
Property, plant and equipment	42,443	41,214	Share premium	5,821	5,818
Intangible assets	1,577	1,586	Repurchased shares	5	3
Other assets	15	2	Cost of repurchased shares	(219)	(72)
Financial assets at fair value with changing results	150	150	Statutory reserve	300	300
Investments at amortized cost	-	-	Voluntary reserve	5,146	5,146
Inventories	-	-	Other reserves	137	140
Deferred tax credits	1,510	1,306	Retained earnings	6,219	3,243
Trade receivable and other credits	6,926	5,042	Other comprehensive result	460	252
Total non-current assets	58,934	55,054	Equity attributable to owners of the parent	19,947	16,910

Other Assets	-	-	Non-controlling interests	4,198	3,202
Inventories	3,350	2,326
Financial assets at fair value with changing results	15,834	14,613	Total equity	24,145	20,112
Investments at amortized cost	415	25
Financial derivatives	11	4	LIABILITIES
Trade receivable and other credits	23,855	19,145	Accounts payable and other liabilities	6,867	6,404
Cash and cash equivalents	1,255	799	Borrowings	39,868	37,126
Total current assets	44,720	36,912	Deferred revenues	196	195
			Salaries and social security payable	127	120
Assets classified as held for sale	13,208	12,501	Defined benefit plan obligations	1,041	992
			Deferred tax liabilities	1,762	1,526
Total assets	116,862	104,467	Income tax and minimum expected profit tax liability	1,650	863
			Tax payable	944	366
			Provisions	4,068	4,435
			Total non-current liabilities	56,523	52,027

			Accounts payable and other liabilities	19,798	18,052
			Borrowings	5,826	5,840
			Deferred income	3	3
			Salaries and social security payable	1,665	2,154
			Defined benefit plan obligations	95	121
			Income tax and minimum expected profit tax liability	658	943
			Tax payable	5,034	1,965
			Financial derivatives	-	82
			Provisions	584	798
			Total current liabilities	33,663	29,958

			Liabilities associated to assets classified as held for sale	2,531	2,370

			Total liabilities	92,717	84,355

			Total liabilities and equity	116,862	104,467

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2.2       Consolidated Income Statement (AR$ Million)

	First Quarter
	ç
	2018	2017
Sales revenue	19,401	11,140
Cost of sales	(11,655)	(7,408)
Gross profit	7,746	3,732
Selling expenses	(967)	(712)
Administrative expenses	(1,282)	(1,054)
Exploration expenses	(2)	(8)
Other operating income	3,490	1,241
Other operating expenses	(2,614)	(880)
Results for participation in joint businesses and associates	559	294
Operating income	6,930	2,613
Financial income	428	314
Financial costs	(1,435)	(1,267)
Other financial results	(2,026)	618
Financial results, net	(3,033)	(335)
Profit before tax	3,897	2,278
Income tax	(575)	(277)
Net income for continuing operations	3,322	2,001
Net income from discontinued operations	531	294
Net income for the period	3,853	2,295
Attributable to:
Owners of the Company	3,013	1,901
Continuing operations	2,544	1,651
Discontinued operations	469	250
Non-controlling interests	840	394
Net income per share for the period attributable to the owners of the Company	1.4500	0.9809
Basic and diluted income per share of continuing operations	1.2243	0.8292
Basic and diluted income per share of discontinued operations	0.2257	0.1517

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2.3       Cash and Financial Borrowings (AR$ Million)

Cash(1)	Consolidated Financial Statements	Ownership Adjusted
(as of March 31, 2018)
Power generation	4,713	4,475
Electricity distribution	4,971	2,535
Refining & distribution	1,124	1,124
Petrochemicals	85	85
Holding and others	3,128	3,128
Oil and gas	3,483	3,483
Total	17,503	14,830

Bank and Financial Debt	Consolidated Financial Statements	Ownership Adjusted
(as of March 31, 2018)
Power generation(2)	18,332	18,332
Electricity distribution	4,696	2,395
Refining & distribution	374	374
Petrochemicals	374	374
Holding and others	-	-
Oil and gas	18,332	18,332
Total	42,109	39,808

Note: (1) It includes cash and short-term investments. (2) It does not include regulatory liability held against CAMMESA for AR$3,585 million.

2.3.1    Summary of Listed Debt Securities (AR$ Million)

Company	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
TGS[1]	ON par at fixed rate[2]	2020	74	74	9.625%
	ON at discount at fixed rate	2025	500	500	6.75%
Pampa Energía	ON Series 4 US$-Link[3,4]	2020	34	34	6.25%
	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	750	7.5%

In AR$
Pampa Energía	ON Series A4	2018	282	282	Badlar Privada
	ON Series E4	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s FS, according to the IFRS standards. (2) CBs to be redeemed on June 1, 2018. For further information, see section 1.7 of this Earnings Release. (3) CB dollar-link, with initial FX rate of AR$8.4917 /US$. (4) Debt securities issued by CTLL, a power generation subsidiary merged by absorption to Pampa Energía.

Pampa Energía ● Q1 18 Earning Release ● 12

3.        Analysis of the First Quarter 2018

Consolidated net revenues of AR$19,401 million, 74% higher than the AR$11,140 million for the first quarter 2017 (‘Q1 17’), explained by increases of 109% in power generation, 105% in electricity distribution, 31% in oil and gas, 5% in petrochemicals and 102% in holding and others segment, partially offset by 37% of higher eliminations as a result of intersegment sales %.

ð  Power Generation of 4,289 GWh from 11 power plants

ð  Electricity sales of 5,550 GWh to 3 million end-users

ð  Production of 45.9 thousand barrels per day of hydrocarbons

ð  Sales of 87 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of AR$7,704 million, compared to AR$3,071 million for Q1 17, mainly due to increases of AR$1,303 million in power generation, AR$2,149 million in electricity distribution, AR$474 million in oil and gas, AR$55 million in refining and distribution, AR$35 million in petrochemicals and AR$637 million in holding and others segment, partially offset by higher intersegment eliminations of AR$21 million.

Consolidated profit attributable to the owners of the Company of AR$3,013 million, higher than the AR$1,901 million gain in Q1 17, explained by increases of AR$510 million in electricity distribution, AR$609 million in oil and gas, AR$131 million in refining and distribution, and AR$870 million in holding and others, partially offset by lower gains of AR$757 million in power generation, and higher losses of AR$99 million in petrochemicals and AR$152 million in intersegment eliminations.

Consolidated Adjusted EBITDA Calculation, in AR$ million	Q1 18	Q1 17
Consolidated operating income	6,930	2,613
Consolidated depreciations and amortizations	874	789
Consolidated EBITDA under IFRS standards	7,804	3,402

Adjustments from generation segment	74	(174)
Deletion of equity income from Greenwind	87	-
Greenwind's EBITDA adjusted by ownership	(1)	(0)
Others (non-recurring registration of materials, deletion of profit from tax amnesty)	(11)	(174)
Adjustments from distribution segment	51	(303)
Retroactive adjustments from higher tariff to penalties	-	(333)
Late payment interests	51	30
Adjustments from oil and gas segment	(797)	(16)
Deletion of equity income from OldelVal and other affiliates	(19)	(2)
OldelVal's EBITDA adjusted by ownership	29	12
Deletion of net gain from settlement agreement for subsidiary in Ecuador	(807)	-
Other adjustments (retirement of wells, deletion of recoveries)	-	(26)
Adjustments from refining and distribution segment	47	(12)
Deletion of equity income from Refinor	(6)	(9)
Refinor's EBITDA adjusted by ownership	53	(3)
Adjustments from petrochemicals segment	137	15
Contingencies from former Petrobras Argentina	137	15
Adjustments from holding and others segment	387	159
Deletion of equity income from Transener and TGS	(621)	(283)
TGS's EBITDA adjusted by ownership	690	293
Transener's EBITDA adjusted by ownership	311	252
Reporting adjustments from the acquisition of former Petrobras Argentina and others	8	(103)

Consolidated adjusted EBITDA for continuing operations	7,704	3,071
Consolidated adjusted EBITDA for continuing and discontinued operations	8,750	3,813

Pampa Energía ● Q1 18 Earning Release ● 13

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Sales revenue	3,296	1,575	+109%
Cost of sales	(1,248)	(814)	+53%
Gross profit	2,048	761	+169%
Selling expenses	(25)	(18)	+39%
Administrative expenses	(194)	(183)	+6%
Other operating income	24	317	-92%
Other operating expenses	(37)	(114)	-68%
Results for participation in joint businesses	(87)	-	NA
Operating income	1,729	763	+127%
Finance income	257	199	+29%
Finance costs	(570)	(492)	+16%
Other financial results	(971)	228	NA
Profit before tax	445	698	-36%
Income tax	(149)	325	NA
Net income for the period	296	1,023	-71%
Attributable to:
Owners of the Company	234	991	-76%
Non-controlling interests	62	32	+94%

Adjusted EBITDA	2,075	773	+169%
Increases in property, plant, equipment and intangible assets	608	1,190	-49%
Depreciation and amortization	272	184	+48%

In Q1 18, the gross margin at power generation recorded AR$2,048 million, 169% higher than the same period of 2017, mainly due to the update in the legacy energy remuneration scheme by the application of SEE Resolution No. 19E/2017. Pursuant to this resolution, as from February 2017 the remuneration is US$-nominated for power capacity and dispatched energy, gradually increased from a minimum remuneration discriminated by technology and scale, followed by an increase to a base remuneration with availability commitment (‘DIGO’) in May 2017, and reaching to the full and final remuneration scheme as from November 2017. It is worth mentioning that during the entire Q1 18 the legacy capacity was billed under the new scheme with full remuneration, while in the Q1 17 only February and March were under the minimum remuneration, and January 2017 was AR$-nominated and under the former lower pricing scheme, pursuant to SEE Resolution No. 22/2016.

Furthermore, the increase in gross margin is explained by the devaluation in the nominal exchange rate with impact on our new capacity contracts (Energía Plus and SE Resolution No. 220/2007), our legacy energy remuneration pursuant to SEE Res. No 19E/17, as well as the new contracts in force at Parque Pilar power plant (‘CTPP’), Ingeniero White power plant (‘CTIW’) and GT05 at CTLL.

In operating terms, Pampa’s power generation during Q1 18 increased by 8% compared to Q1 17, mainly due to commercial commissioning of the gas turbine TG05 and capacity increase of the steam turbine ST01 at CTLL4 (+186 GWh), higher thermal dispatch at CTG and Piedra Buena power plant (‘CPB’) (+141 GWh), higher water input at Pichi Picún Leufú hydro power plant (‘HPPL’) (+71 GWh), and our new power plants CTPP and CTIW, that started operations at the end of August and December 2017, respectively (+88 GWh), partially offset by lower dispatch at the Plus turbine in Genelba power plant (‘CTGEBA’) (-68 GWh) and lower water flow at Los Nihuiles hydro power plant (‘HINISA’) and Diamante hydro power plant (‘HIDISA’) (-109 GWh).

4 For further information, see section 1.2 of this Earnings Release.

Pampa Energía ● Q1 18 Earning Release ● 14

Summary of Electricity Generation Assets	Hydroelectric			Thermal								Total
	HINISA	HIDISA	HPPL[1]	CTLL[2]	CTG[3]	CTP	CPB	CTPP[4]	CTIW[5]	CTGEBA[1]	Eco- Energía[1]
Installed Capacity (MW)	265	388	285	765	361	30	620	100	100	843	14	3,771
New Capacity (MW)	-	-	-	364	100	30	-	100	100	169	14	877
Market Share	0.7%	1.0%	0.8%	2.1%	1.0%	0.1%	1.7%	0.3%	0.3%	2.3%	0.04%	10.1%

First Quarter
Net Generation Q1 18 (GWh)	198	146	167	1,251	623	49	430	34	55	1,310	28	4,289
Market Share	0.6%	0.4%	0.5%	3.5%	1.7%	0.1%	1.2%	0.1%	0.2%	3.6%	0.1%	11.9%
Sales Q1 18 (GWh)	198	146	167	1,251	785	49	430	34	55	1,488	28	4,630

Net Generation Q1 17 (GWh)	276	178	96	1,065	500	46	412	-	-	1,377	26	3,976
Variation Q1 18 vs. Q1 17	-28%	-18%	+74%	+17%	+24%	+7%	+4%	na	na	-5%	+6%	+8%
Sales Q1 17 (GWh)	276	178	96	1,065	627	46	412	-	-	1,552	26	4,278

Avg. Price Q1 18 (US$/MWh)	25	34	26	35	34	44	38	268	91	32	71	36
Avg. Price Q1 17 (US$/MWh)	15	20	30	26	34	44	17	na	na	22	66	24
Avg. Gross Margin Q1 18 (US$/MWh)	16	20	8	31	19	na	19	218	64	16	29	23
Avg. Gross Margin Q1 17 (US$/MWh)	8	11	na	23	15	na	4	na	na	na	na	14

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: Q1 18 – 19.68; Q1 17 – 15.68. (1) The installed capacity of CTLL includes 210 MW from GT04 and GT05, as well as ST01’s 15 MW increased capacity. (2) CTG’s average gross margin considers results for CTP. (3) CTPP commissioned on August 29, 2017. (4) CTIW commissioned on December 22, 2017.

Net operating costs increased by 45% compared to Q1 17, mainly due to higher labor costs, higher energy purchase and gas transportation costs to cover contracts, higher costs due to the new operated machines at CTLL’s GT05, CTPP and CTIW, therefore higher depreciations from these new units and programmed maintenance services, partially offset by lower expenses as a result of the merger of certain power plants into Pampa as from October 2017.

The losses on net financial results increased by AR$1,219 million in comparison to Q1 17, registering a AR$1,284 million loss in Q1 18, mainly due to higher loss from net FX differences, as a result of a higher devaluation of the Argentine Peso against the US Dollar, currency in which most of the financial liabilities are denominated, partially offset by higher gains from the holding of financial instruments.

Adjusted EBITDA increased by 169% over Q1 17 to a profit of AR$2,075 million, mainly due to a better remuneration for legacy energy, Argentine Peso devaluation, the new PPAs performing at CTLL, CTPP and CTIW, partially offset by higher labor, energy purchase costs and operational costs. In Q1 17 it was recorded a profit for the recovery of tax credits as a result of the merger of EASA into CTLL (AR$78 million). Moreover, adjusted EBITDA considers the proportional EBITDA of Greenwind (the Corti wind farm) in which Pampa holds a direct participation of 50% and its commercial commissioning is estimated in the next quarter. Moreover, the Q1 17 adjusted EBITDA does not include profit from the recovery of provisions as a result of the tax amnesty for AR$174 million.

Pampa Energía ● Q1 18 Earning Release ● 15

The following table shows a summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ March 31, 2018
Thermal
Loma de la Lata	15	MAN	Res. SEE No. 19/17	7,000	7	17	19	90%	Q3 2018
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	100%	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	100%	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	92	100%	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	350	21%	GT: Q2 2019 / CC: Q2 2020

Renewable
Corti[2]	100	Vestas	US$ PPA for 20 years	na	na	58(3)	139	88%	Q2 2018
Pampa Energía & De La Bahía	106	Vestas	MAT ER	na	na	na	135	0%	Q2 2019

Total	909						927	54%

Note: (1) Amounts without VAT. (2) Pampa holds 50% of stake over this project. (3) Awarded price does not consider incentive and adjustment factors.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Sales revenue	11,010	5,367	+105%
Cost of sales	(7,092)	(3,585)	+98%
Gross profit	3,918	1,782	+120%
Selling expenses	(718)	(499)	+44%
Administrative expenses	(411)	(323)	+27%
Other operating income	52	23	+126%
Other operating expenses	(262)	(164)	+60%
Operating income	2,579	819	+215%
Finance income	92	59	+56%
Finance costs	(485)	(402)	+21%
Other financial results	(124)	193	NA
Profit before tax	2,062	669	+208%
Income tax	(606)	(234)	+159%
Net income for the period	1,456	435	+235%
Attributable to:
Owners of the Company	741	231	+221%
Non-controlling interests	715	204	+250%

Adjusted EBITDA	2,766	617	NA
Increases in property, plant, equipment and intangible assets	859	760	+13%
Depreciation and amortization	136	101	+35%

In Q1 18, net sales increased by AR$5,643 million compared to Q1 17, mainly due to the implementation of the accumulated 98% full tariff increase as from February 2018 on the Distribution Added Value (‘VAD’) calculated in the RTI, in addition to the accrual of 2 out of the 48 installments generated by the gradual application of 2017 tariff increase (AR$302 million). In Q1 17, as from February 2017 the first stage’s 42% tariff increase was implemented over VAD pursuant to the RTI. Furthermore, Edenor’s customers increased by 1.4%.

Pampa Energía ● Q1 18 Earning Release ● 16

The sales increase was partially offset by the non-accrual of FOCEDE, as a consequence of the RTI implementation, registering AR$148 million in Q1 17. Moreover, a similar level of electricity in GWh terms was sold in Q1 18 compared to the same period in 2017, mainly explained by the growth in commercial and industrial activities, in line with the positive trend in the industrial production index, partially offset by the decrease in residential demand due to elasticity to tariff increase and slightly lower temperature compared to Q1 17.

Edenor's Sales by Type of Customer	2018			2017			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
First Quarter
Residential	2,341	42%	2,593,347	2,391	43%	2,510,825	-2%	+3%
Commercial	951	17%	360,982	936	17%	362,395	+2%	-0%
Industrial	966	17%	6,874	959	17%	6,861	+1%	+0%
Wheeling System	1,018	18%	702	997	18%	712	+2%	-1%
Others
Public Lighting	161	3%	21	152	3%	21	+6%	-
Shantytowns and Others	113	2%	428	91	2%	411	+23%	+4%

Total	5,550	100%	2,962,354	5,527	100%	2,881,225	+0%	+3%

Net operating costs, excluding energy purchases, increased by 44% compared to Q1 17, mainly due to higher salary costs, fees for third-party services, operating taxes and bad debts, caused by the higher billing resulting from the new tariff schemes and changes in the contingencies’ calculation method as per the IFRS. Moreover, a recovery in penalties was reported in Q1 17 because of a change in the criteria to update penalties, and there was a higher compensation to end-users’ for quality of service, charged in Q1 18 pursuant to the National Electricity Regulatory Entity (‘ENRE’) Res. No 118/18. Energy purchases increased by 118% compared to Q1 17, due to the increase in electricity prices charged to end-users as subsidies are being gradually removed, as well as a slight increase in electricity losses, which posted 16.3% of the demanded electricity in Q1 18 in comparison to 16.2% reached in Q1 17.

During Q1 18, losses in net financial results increased by AR$367 million amounting to a loss of AR$517 million, mainly due to a higher net FX loss as a result of a higher devaluation of the Argentine Peso against the US Dollar, currency in which Edenor’s financial liabilities are denominated, in addition to losses from commercial interests due to higher payables stock held against CAMMESA for electricity purchases, partially offset by higher gain from the holding of financial instruments.

Adjusted EBITDA in Q1 18 for our electricity distribution segment posted a gain of AR$2,766 million, which includes the 2017 deferred income due to gradual tariff increase implementation pursuant to RTI and late payment penalties for AR$51 million. In Q1 17 the adjusted EBITDA amounted to a gain of AR$617 million, which included AR$30 million of late payment penalties and excluded the retroactive adjustments from change of penalties’ calculation method for the period of September 2015 – February 2016, amounting AR$333 million.

Pampa Energía ● Q1 18 Earning Release ● 17

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Sales revenue	3,137	2,393	+31%
Cost of sales	(1,768)	(1,465)	+21%
Gross profit	1,369	928	+48%
Selling expenses	(153)	(137)	+12%
Administrative expenses	(341)	(330)	+3%
Exploration expenses	(2)	(8)	-75%
Other operating income	3,317	626	NA
Other operating expenses	(2,047)	(222)	NA
Results for participation in associates	19	2	NA
Operating income	2,162	859	+152%
Finance income	22	52	-58%
Finance costs	(375)	(414)	-9%
Other financial results	(1,097)	313	NA
Profit before tax	712	810	-12%
Income tax	49	(329)	NA
Net income for continuing operations	761	481	+58%
Net income from discontinued operations	471	237	+99%
Net income for the period	1,232	718	+72%
Attributable to:
Owners of the Company	1,169	560	+109%
Non-controlling interests	63	158	-60%

Adjusted EBITDA for continuing operations	1,791	1,317	+36%
Adjusted EBITDA for continuing and discontinued operations	2,605	1,976	+32%
Increases in property, plant, equipment and intangible assets	597	723	-17%
Depreciation and amortization	426	474	-10%

On January 2018, we agreed to divest certain assets that are mainly related to crude oil production, therefore the P&L of this segment reports this divestment as discontinued operations, only consolidating continuing operations. This divestment was effective on April 4, 20185.

In Q1 18 the gross margin for continuing operations from our oil and gas segment increased by AR$441 million compared to Q1 17, mainly due to improvements in the oil and gas sale price in US Dollar and expressed in Argentine Peso as an effect of the FX devaluation. These effects were partially offset by lower level of crude oil production, as a result of the termination of Petrolera Pampa’s service at Medanito La Pampa block by the end of October 2017, in addition to higher lifting costs from greater fixed assets depreciation costs, higher gas production and transportation and royalties’ costs, because of the effect from FX nominal devaluation.

In operating terms, the total production of oil and gas segment for continuing operations in Q1 18 decreased by 5.4 kboe/day in comparison to Q1 17, amounting to 46.3 kboe/day in Q1 18 and 51.7 kboe/day in Q1 17. The production of gas remained stable in comparison to same period of 2017, reaching 247 million cf/day in Q1 18, mainly due to production increase at El Mangrullo block (+13 million cf/day), partially offset by the natural decline in fields and lower drilling rate at Rincón del Mangrullo block (-15 million cf/day). Moreover, oil production decreased from 10.4 kboe/day in Q1 17 to 5.1 kboe/day in Q1 18,

5 For further information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q1 18 Earning Release ● 18

mainly due to the termination of Petrolera Pampa’s service at Medanito La Pampa block by the end of October 2017 (-3.5 kboe/day), the fall in the production of Venezuela’s blocks (-1.3 kboe/day) and the natural decline in the mature El Tordillo oilfield block (-0.5 kboe/day).

As of March 31, 2018, we accounted 924 productive wells in Argentina for continuing operations, in comparison to 904 as of December 31, 2017.

Oil & Gas Production	Continuing Operations							Discontinued Operations				Total
	Oil			Gas			Subtotal	Oil	Gas	LPG	Subtotal
	PEPASA	Pampa	Subtotal	PEPASA	Pampa	Subtotal
First Quarter
Volume Q1 18
In thousand m3/day	-	0.7	0.7	-	7,005	7,005		2.0	1,112	0.1
In thousand boe/day	-	4.7	4.7	-	41.2	41.2	45.9	12.7	6.5	0.6	19.8	65.7
In million cubic feet/day				-	247	247			39
Avg. Price Q1 18
In US$/bbl	-	58.5	58.5					61.7
In US$/MBTU				-	6.3	6.3			4.4
In US$/ton										415.3
Volume Q1 17
In thousand m3/day	0.6	0.8	1.4	3,069	3,945	7,014.1		2.3	943	0.1
In thousand boe/day	3.7	4.9	8.7	18.1	23.2	41.3	49.9	14.4	5.5	0.7	20.7	70.6
In million cubic feet/day				108	139	247.7			33
Variation Q1 18 v. Q1 17	na	-5%	-46%	na	+78%	-0%	-8%	-12%	+18%	-18%	-4%	-7%
Avg. Price Q1 17
In US$/bbl	58.7	51.7	54.7					55.9
In US$/MBTU				7.4	5.2	6.2			5.1
In US$/ton										308.4
Variation Q1 18 v. Q1 17	na	+13%	+7%	na	+21%	+2%		+10%	-13%	+35%

Note: The production considers the 100% contribution of Medanito La Pampa, block in which Petrolera Pampa provided services until end of October 2017, it does not consider foreign production of 0.4 kboe/day in Q1 18 and 1.7 kboe/day in Q1 17 and the total includes discontinued operations. The production of Pampa for Q1 18 considers the production of Petrolera Pampa. Moreover, the production. FX rate of AR$/US$: Q1 18 – 19.68; Q1 17 – 15.68.

The compensation accrued through the Natural Gas Surplus Injection Promotion Program SE Resolution No. 1/2013 and for the Companies with Natural Gas Reduced Injection SE Resolution No. 60/2013 (‘Plan Gas’) for continuing operations increased by 16%, mainly due to higher incremental production, partially offset by the lower activity at Rincón del Mangrullo and demand’s pricing increase, registering a total amount of AR$630 million in Q1 18, in comparison to AR$542 million registered in Q1 17.

Net financial results decreased during Q1 18 by AR$1,401 million to a loss of AR$1,450 million, mainly due to higher accrual of losses as a result of AR$ devaluation, partially offset by higher gains from the holding of financial instruments.

The adjusted EBITDA of our oil and gas segment for continuing operations increased by AR$474 million, posting AR$1,791 million in Q1 18, mainly due to improvements in the hydrocarbon prices and FX variation effect in our US$-denominated sales price, partially offset by lower production due to the termination of the service in Medanito La Pampa. The adjusted EBITDA considers the proportional EBITDA of OldelVal, an oil pipeline company, in which Pampa holds a direct participation of 23.1%, for AR$29 million in Q1 18, in comparison to AR$12 million in the same period of 2017. Moreover, the Q1 18 adjusted EBITDA does not consider the net gain of AR$807 million as a result of the agreement executed with the Republic of Ecuador for the Arbitration Award6, while in Q1 17 the adjusted EBITDA does not consider the recovery of investments and operating expenses post-closing of the Río Neuquén asset’s sale to Petrobras Operaciones S.A. and YPF for AR$29 million.

6 For further information, see section 1.3 of this Earnings Release.

Pampa Energía ● Q1 18 Earning Release ● 19

Oil & Gas Segment, Discontinued Operations (AR$ million)	Fiscal Year
	2018	2017	∆ %
Sales revenue	1,743	1,505	+16%
Cost of sales	(864)	(1,184)	-27%
Gross profit	879	321	+174%
Selling expenses	(51)	(49)	+4%
Administrative expenses	(33)	(32)	+3%
Exploration expenses	(3)	(5)	-40%
Other operating income	42	80	-48%
Other operating expenses	(20)	(38)	-47%
Operating income	814	277	+194%
Finance income	16	4	+300%
Finance costs	-	-	NA
Other financial results	(38)	27	NA
Profit before tax	792	308	+157%
Income tax	(321)	(71)	NA
Net income for the period	471	237	+99%
Attributable to:
Owners of the Company	409	193	+112%
Non-controlling interests	-	-	NA

Adjusted EBITDA for discontinued operations	814	659	+24%
Depreciation and amortization	-	382	-100%

The adjusted EBITDA of our oil and gas segment for discontinued operations posted AR$814 million in Q1 18, AR$155 million higher than Q1 17, mainly due to better crude oil and gas prices, and the effect of the Argentine Peso devaluation, partially offset by crude oil production decrease, as well as the termination of Gas Plan accrual that used to benefit PELSA blocks’ gas production, as Gas Plan expired on December 31, 2017.

3.4       Analysis of the Refining and Distribution Segment

Refining & Distribution Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Results for participation in associates	6	9	-33%

Operating income	6	9	-33%

Net income for continuing operations	6	9	-33%

Net income from discontinued operations	167	33	NA

Net income for the period	173	42	NA

Adjusted EBITDA for continuing operations	53	(3)	NA
Adjusted EBITDA for continuing and discontinued operations	285	80	+255%
Increases in property, plant, equipment and intangible assets	-	37	-100%

In December 2017 we agreed to divest assets related to refining and distribution segment, so the P&L of this segment report as discontinued operations, consolidating only continuing operations, which are our stake at Refinor and Dock Sud’s dispatch plant. This divestment was executed on May 9, 20187.

7 For further information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q1 18 Earning Release ● 20

The amounts corresponding to Pampa’s discontinued operations are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Others	Total
First Quarter
Volume Q1 18 (thousand m3)	3	190	118	79	62	452
Average Price Q1 18 (US$/m3)	342	609	662	430	476	571

Volume Q1 17 (thousand m3)	4	188	119	77	85	473
Average Price Q1 17 (US$/m3)	318	577	667	389	417	538
Volume Variation Q1 18 - Q1 17	-19%	+1%	-1%	+3%	-27%	-5%
Price Variation Q1 18 - Q1 17	+8%	+6%	-1%	+10%	+14%	+6%

Note: FX rate of AR$/US$: Q1 18 – 19.68; Q1 17 – 15.68.

In operating terms, sales volume of refined products for discontinued operations totaled 452 thousand m3 in Q1 18, 5% lower than 473 thousand m3 in Q1 17, mainly due to lower load factor at the refinery and diesel oil imports, in addition to the decline in intermediate gasoline and fuel oil demand by CAMMESA, partially offset by higher sales of asphalts and IFOs due to the market activity and prices improvement.

The adjusted EBITDA of our refining and distribution segment for continuing operations increased by AR$55 million, posting AR$53 million in Q1 18, mainly because it considers the proportional EBITDA of Refinor, a company in which Pampa holds a direct participation of 28.5%, for a gain of AR$53 million in Q1 18, in comparison to a loss of AR$3 million in the same period of 2017.

Refining & Distribution Segment, Discontinued Operations (AR$ million)	Fiscal Year
	2018	2017	∆ %
Sales revenue	5,079	3,991	+27%
Cost of sales	(4,228)	(3,393)	+25%
Gross profit	851	598	+42%
Selling expenses	(486)	(435)	+12%
Administrative expenses	(119)	(113)	+5%
Other operating income	55	56	-2%
Other operating expenses	(135)	(71)	+90%
Operating income	166	35	NA
Finance income	13	3	NA
Finance costs	(12)	(9)	+33%
Other financial results	33	32	+3%
Profit before tax	200	61	+228%
Income tax	(33)	(28)	+18%
Net income for the period	167	33	NA

Adjusted EBITDA for discontinued operations	232	83	+180%
Depreciation and amortization	-	48	-100%

The adjusted EBITDA of our refining and distribution segment for discontinued operations in Q1 18 registered a gain of AR$232 million, AR$149 million higher than Q1 17. This variation is mainly explained by the refined products’ sale prices improvement in Argentine Peso, due to the suspension of the Producers and Refiners’ Agreement, and the adjusted EBITDA in Q1 18 does not consider the contractual fee of AR$66 million for the operation of the gas stations under Petrobras branding, partially offset by higher cost of diesel oil import and crude oil as raw material, which though converged towards international prices, it is affected by the effect of the devaluation in the nominal exchange rate.

Pampa Energía ● Q1 18 Earning Release ● 21

3.5       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Sales revenue	1,896	1,807	+5%
Cost of sales	(1,664)	(1,646)	+1%
Gross profit	232	161	+44%
Selling expenses	(71)	(58)	+22%
Administrative expenses	(104)	(98)	+6%
Other operating income	44	17	+159%
Other operating expenses	(226)	(53)	NA
Operating income	(125)	(31)	NA
Finance income	8	3	+167%
Finance costs	(8)	(5)	+60%
Other financial results	(41)	(5)	NA
Profit before tax	(166)	(38)	NA
Income tax	43	14	+207%
Net income for the period	(123)	(24)	NA

Adjusted EBITDA	49	14	+248%
Increases in property, plant, equipment and intangible assets	10	21	-52%
Depreciation and amortization	37	30	+23%

The gross margin in this segment during Q1 18 posted AR$232 million, 44% higher than Q1 17, mainly driven by higher international pricing references, denominated in US Dollar, partially offset by lower sales volume and higher operating and raw materials’ costs, also mostly denominated in US Dollar.

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Others	Total
First Quarter
Volume Q1 18 (thousand ton)	31	9	47	87
Average Price Q1 18 (US$/ton)	1,604	1,773	656	1,110

Volume Q1 17 (thousand ton)	38	9	77	123
Average Price Q1 17 (US$/ton)	1,438	2,184	546	936
Volume Variation Q1 18 - Q1 17	-16%	-3%	-39%	-30%
Price Variation Q1 18 - Q1 17	+12%	-19%	+20%	+19%

Note: FX rate of AR$/US$: Q1 18 – 19.68; Q1 17 – 15.68. (1) Includes Propylene, Ethylene and BOPs.

In operating terms, total sales volume of our petrochemicals segment decreased by 30% in Q1 18, totaling 87 thousand tons compared to 123 thousand tons in Q1 17. This decrease mainly responds to the halt in the reforming plant as Oil Combustibles is not delivering the raw material of virgin naphtha, affecting not only the lower production of reforming products for domestic sales but also for export; lower export sales of octanes followed by styrene products, in addition to the decline in styrene products’ demand mainly due to the increase in the international prices.

The net financial results in Q1 18 decreased by AR$34 million to a loss of AR$41 million, mainly due to higher losses from FX variation assigned to the segment, partially offset by higher gain from the holding of financial securities.

Pampa Energía ● Q1 18 Earning Release ● 22

The adjusted EBITDA of our petrochemicals segment increased by AR$35 million, posting AR$49 million in Q1 18, which does not consider a contingencies’ update with customs from former Petrobras Argentina for AR$171 million in Q1 18 and AR$15 million in Q1 17, and excludes the gain from Oil Combustibles’ penalty due to its failure to deliver raw gasoline for AR$34 million in Q1 18.

3.6       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated (AR$ million)	1st Quarter
	2018	2017	∆ %
Sales revenue	200	99	+102%
Cost of sales	-	(1)	-100%
Gross profit	200	98	+104%
Administrative expenses	(232)	(120)	+93%
Other operating income	53	258	-79%
Other operating expenses	(44)	(327)	-87%
Results for participation in joint businesses	621	283	+119%
Operating income	598	192	+211%
Finance income	53	40	+33%
Finance costs	(1)	7	NA
Other financial results	207	(111)	NA
Profit before tax	857	128	NA
Income tax	88	(53)	NA
Net income for the period	945	75	NA

Adjusted EBITDA	988	351	+182%
Increases in property, plant, equipment and intangible assets	38	17	+124%
Depreciation and amortization	3	-	NA

During Q1 18, the gross margin from our holding and others segment increased by AR$102 million compared to the same period of 2017, mainly explained by higher income from fees.

Moreover, without considering the results from our participation in joint businesses (Transener and TGS), the operating income recorded a loss of AR$23 million in comparison to the loss of AR$91 million for the same period in 2017, mainly explained by higher fees accrual, partially offset by the accrual of compensation agreement with the Company’s main executives and higher labor and third party costs. In Q1 17 it was recorded AR$128 million gain from recovery of provisions because of the tax amnesty.

Net financial results increased by AR$323 million, registering AR$259 million of gain in Q1 18, mainly because of higher FX gains from the holding of financial instruments in US$, partially offset by losses from the performance of financial instruments.

The adjusted EBITDA of our holding and others segment increased by AR$637 million in the Q1 18, recording AR$988 million. The adjusted EBITDA excludes equity income from our participation in Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses. Moreover, the adjusted EBITDA does not consider contingencies’ update for AR$8 million in Q1 18 and AR$25 million in Q1 17, as well as the gain from recovery of provisions because of the tax amnesty for AR$128 million in Q1 17.

In Q1 18 the EBITDA adjusted by our indirect ownership of 25.5% over TGS was AR$690 million (implicit total of AR$2,707 million), a significantly higher amount compared to Q1 17, mainly due to the tariff increase resulting from the RTI for gas transportation business, effective as from April 2017 applicable in three installments; the first equivalent to approximately 58% on average and the second installment as from December 2017 equivalent to approximately 78% on average, which included 15% of

Pampa Energía ● Q1 18 Earning Release ● 23

increase corresponding to the non-automatic costs variation adjustment. Furthermore, the margin improvement in the liquids segment, which was due to better pricing as well as higher sales volume, contributed to the EBITDA’s performance.

In the case of Transener, the EBITDA adjusted by stake ownership of 26.3% was AR$311 million (implicit total of AR$1,180 million), which was positively impacted by the implementation of the new tariff scheme resulting from the RTI in only one installment as of February 2017 (1185% and 1332% increases over the tariff scheme of Transener and Transba, respectively, considering the appeal awarding and excluding Instrumental Agreement and the Federal Plan) and the semiannual cost variation update in August 2017 and February 2018 over the remunerations of Transener and Transba. Furthermore, in Q1 17 the EBITDA of Transener included a positive adjustment of AR$301 million due to the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement. The last milestone for the acknowledgment of higher costs under Instrumental Agreement were accrued and collected in Q2 17, consequently having no adjustment of this nature afterwards.

Pampa Energía ● Q1 18 Earning Release ● 24

3.7       Analysis of the Quarter, by Subsidiary (AR$ Million)8

	First Quarter 2018				First Quarter 2017
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	54	(273)	53	56.0%	22	(134)	16
Los Nihuiles	52.0%	52	(268)	87	47.0%	25	(271)	30
CPB	100.0%	137	556	(5)	100.0%	(1)	519	(31)
CTG[1]	100.0%	-	-	-	90.4%	138	(94)	84
CTLL[1]	100.0%	-	-	-	100.0%	405	531	720
Pampa Energía[2]	100.0%	1,909	14,276	317	100.0%	189	10,249	338

Greenwind	50.0%	(3)	2,305	(121)	50.0%	(0)	(0)	(5)
Non-controlling stake adjustment		1	(1,153)	60		0	0	3
Subtotal Greenwind adjusted by ownership		(1)	1,153	(60)		(0)	(0)	(3)

Other companies, adjustments & deletions[3]		(75)	(671)	(158)		(5)	(571)	(163)
Subtotal Power Generation		2,075	14,772	234		773	10,230	991

Electricity Distribution Segment
Edenor	51%	2,769	(275)	1,451	51%	611	1,064	421
Adjustments & deletions[3]	50%	(3)	(0)	(710)	50%	6	-	(190)
Subtotal Electricity Distribution		2,766	(275)	741		617	1,064	231

Oil & Gas Segment
Petrolera Pampa[1]	100.0%	-	-	-	49.5%	722	2,369	274
Pampa Energía[2]	100.0%	715	15,112	404	100.0%	609	8,625	444

OldelVal	23.1%	126	(215)	80	23.1%	53	(112)	8
Non-controlling stake adjustment		(97)	165	(62)		(40)	86	(6)
Subtotal OldelVal adjusted by ownership		29	(50)	19		12	(26)	2

Adjustments & deletions[3]		1,047	(263)	746		(26)	(106)	(160)
Subtotal Oil & Gas		1,791	14,799	1,169		1,317	10,862	560

Refining & Distribution Segment
Pampa Energía[2]	100.0%	-	(750)	173	100.0%	-	36	42

Refinor	28.5%	184	(687)	109	28.5%	(10)	30	(75)
Non-controlling stake adjustment		(132)	491	(78)		7	(22)	54
Subtotal Refinor adjusted by ownership		53	(196)	31		(3)	9	(21)

Adjustments & deletions[3]		-	-	(31)		-	-	21
Subtotal Refining & Distribution		53	(946)	173		(3)	44	42

Petrochemicals Segment
Pampa Energía[2]	100.0%	49	290	(123)	100.0%	14	194	(24)
Subtotal Petrochemicals		49	290	(123)		14	194	(24)

Holding & Others Segment
Pampa Energía[2]	100.0%	(32)	-	231	100.0%	(3)	78	(400)

Transener	26.3%	1,180	(1,788)	808	26.3%	957	1,055	423
Non-controlling stake adjustment		(869)	1,317	(595)		(705)	(777)	(312)
Adjustments & deletions[3]		-	-	-		-	(3)	-
Subtotal Transener adjusted by ownership		311	(471)	213		252	275	111

TGS	25.5%	2,707	(2,366)	1,738	25.5%	1,148	483	665
Non-controlling stake adjustment		(2,016)	1,763	(1,295)		(855)	(360)	(495)
Subtotal TGS adjusted by ownership		690	(603)	443		293	123	170

Other companies & deletions[3]		19	(3,128)	58		(191)	(3,646)	194
Subtotal Holding & Others		988	(4,202)	945		351	(3,170)	75

Deletions		(19)	167	(126)		2	(381)	26
Total Consolidated for Continuing Operations		7,704	24,606	3,013		3,071	18,844	1,901

Total Adjusted by Ownership		6,314	24,811	3,013		2,371	17,728	1,901

1 Due to the corporate reorganization, the Q1 18 results are merged into Pampa. For further information, see section 1.8 of this Earnings Release. 2 Stand-alone amounts. 3 Correspond to other companies figures, inter-companies debt or debt repurchases. 4 Includes holding companies and excludes financing from CAMMESA at power generation segment. 5 Attributable to the Owners of the Company and excludes results from subsidiaries but includes discontinued operations.

Pampa Energía ● Q1 18 Earning Release ● 25

4.        Information about the Conference Call

There will be a conference call to discuss Pampa’s first quarter 2018 results on Tuesday May 15, 2018 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. Please download the Q1 18 Conference Call Presentation from our IR website.

There will also be a live audio webcast and presentation of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

✓www.pampaenergia.com/ir

✓  www.cnv.gob.ar

✓  www.sec.gov

Pampa Energía ● Q1 18 Earning Release ● 26